Exhibit 99.1

Press release

Biophytis announces the successful industrial transfer
of BIO101 (20-hydroxyecdysone) production by its service provider Seqens

Paris (France) and Cambridge (Massachusetts, USA), June 12, 2024 – 07:00 am CET – Biophytis SA (Euronext Growth Paris : ALBPS), ("Biophytis" or the "Company"), a clinical-stage biotechnology company specialized in the development of therapeutics for age-related diseases, announces the successful transfer of BIO101 (20-hydroxyecdysone) production to industrial scale by Seqens.

Seqens, an integrated global player in solutions and ingredients for the pharmaceutical and speciality markets, offering a broad portfolio of active ingredients, pharmaceutical intermediates and speciality products, has produced the first GMP-compliant batch of BIO101 (20-hydroxyecdysone) at its plant in Villeneuve La Garenne (Île-de-France). This batch is now available for use in Biophytis' clinical development programme to treat respiratory deterioration in patients with Duchenne Muscular Dystrophy (DMD).

DMD is a rare genetic disease that causes severe and progressive muscle degeneration, mainly affecting boys. BIO101 (20-hydroxyecdysone) has significant potential to improve respiratory capacity and quality of life in non-ambulatory patients in the advanced stages of the disease.

Stanislas Veillet, CEO of Biophytis, stated: "This is a crucial step in the development of our drug candidate. The successful transfer of production to industrial scale by Seqens strengthens our ability to provide unique therapeutic solutions. It also reflects our commitment to collaborate with leading partners to accelerate the development and availability of innovative treatments and the launch of our clinical programmes in Duchenne muscular dystrophy."

Biophytis, which has already orphan drug designation in Europe and the United States in the DMD indication and has refined its protocol, submitted to the European and American regulatory agencies, is seeking partners and funding to launch a phase 1-2 clinical trial in non-ambulant DMD patients suffering from respiratory failure. The aim of this clinical trial will be to assess the pharmacokinetics, safety and clinical efficacy of BIO101 (20-hydroxyecdysone) in this indication.

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. BIO101 (20-hydroxyecdysone), our lead drug candidate, is a small molecule in development for muscular (sarcopenia, phase 3 ready and Duchenne muscular dystrophy), respiratory (Covid-19 phase 2-3 completed) and metabolic diseases (obesity, phase 2 to be started). The company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADSs (American Depositary Shares) are listed on OTC market (Ticker: BPTSY – ISIN: US09076G4010). For more information, visit www.biophytis.com

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Press release

Forward-looking statements

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward- looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face» section from the Company’s 2023 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis contacts

Investor relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

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